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                              August 2, 2021

       Paul Jacobson
       Chief Executive Officer
       Thorne Healthtech, Inc.
       152 W. 57th Street
       New York, NY 10019

                                                        Re: Thorne Healthtech,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 28, 2021
                                                            File No. 333-257987

       Dear Mr. Jacobson:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary
       Recent Developments, page 9

   1. We note that you intend to disclose, in part, preliminary financial results for the quarterly period ended June 30,
2021. Please revise your disclosure to address the following:
                                                            For each measure
presented, please indicate whether or not the measure is consistent with the current
trend disclosures in MD&A, with a qualitative discussion of why this is the case.
                                                            Please tell us why
you believe that presenting your estimated results for revenue and net income (loss)
without providing estimated disclosure regarding changes in other financial statement
line items during the same period is appropriate and does not provide investors
with an incomplete picture of your results of operations.
                                                            Please confirm your
understanding that should full financial statements become
                                                            available before
effectiveness, you must update the filing to include full results even
 Paul Jacobson
Thorne Healthtech, Inc.
August 2, 2021
Page 2
              if you are not required to update.

       You may contact Ibolya Ignat at (202) 551-3636 or Daniel Gordon at (202) 551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any other questions.



FirstName LastNamePaul Jacobson                           Sincerely,
Comapany NameThorne Healthtech, Inc.
                                                          Division of
Corporation Finance
August 2, 2021 Page 2                                     Office of Life
Sciences
FirstName LastName